SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




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                                                  :
                In the Matter of                  :
                                                  :
      PUBLIC SERVICE COMPANY OF OKLAHOMA          :  CERTIFICATE
                                                  :
      CENTRAL AND SOUTH WEST CORPORATION          :       OF
                                                  :
               File No. 70-8887                   :  NOTIFICATION
                                                  :
  (Public Utility Holding Company Act of 1935)    :
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      This report is filed under Rule 24 of the Public Utility  Holding  Company
Act of 1935 by Public Service Company of Oklahoma (PSO) a subsidiary of Central and South West Corporation (CSW). Pursuant to an Order of the Securities and Exchange Commission dated December 30, 1996 (HCAR 35-26638), PSO must file semi-annual reports providing the following information with respect to the activities related to its investment in Nuvest, L.L.C.(Nuvest), which provides services to public utility companies through its subsidiaries, Numanco, Inc. and Numanco, L.L.C. (collectively, together with Nuvest, referred to as the Numanco Companies): 1) a description of all services performed by the Numanco Companies during the most recent six month period (the reporting period), 2) a description of any services provided to PSO by the Numanco Companies during the reporting period, 3) a statement of any dividends or interest paid to PSO, both for the reporting period and cumulatively, as a result of its equity interests in the Numanco Companies, and 4) a statement regarding the nature and consequences of any event of default under the member agreement occurring during the reporting period.



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1) Description  of all services  performed by the Numanco  Companies  during the reporting period

                  - The  Numanco  Companies  provided  services  in each of the following four areas: health physics services, mechanical services, quality assurance services and training services. Of the services listed, over 99% of all work performed was in commercial nuclear power plants within the United States. Of the disciplines listed, over 90% of revenues came from the provision of health physics services.

                  - As  previously  reported,  Numanco  Companies  continues to provide health physics and mechanical personnel as a result of a joint venture with a third party. This joint venture provides turn-key tank cleaning to utilities, heavy industry, the U.S. Department of Energy and the U.S. Department of Defense. While this venture has not received any significant work to date, it is bidding on some fairly large projects for the U.S. Department of Energy, one electric utility and several petro-chemical facilities. The strategy behind this venture is for the Numanco Companies to utilize its personnel during the utility industry off-peak season. While providing these types of services was contemplated in the original U-1 application, the specific applications were unknown.


2) Description of any services provided to PSO by the Numanco Companies during the reporting period

                  - No services were provided to PSO during the reporting period by the Numanco Companies.



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3) Statement of any  dividends or interest  paid to PSO,  both for the reporting period and cumulatively, as a result of its equity interests in the Numanco Companies
                  - As a Limited Liability Company, all Nuvest's profits must be distributed to its members. In the first six months of 1997, PSO accrued $602,285 equity earnings associated with its investment in Numanco. PSO's 1996 share of profits were $1,041,180. Nuvest will offer a cash distribution to members based on the members' tax liability attributable to the net income of the company. The remainder will be retained to support the growth of the Numanco Companies.

                  - No interest was paid to PSO during the reporting  period nor cumulatively.

                  - The cumulative amount of accrued equity earnings  associated with PSO's investment in Numanco is $1,643,465.


4) Statement regarding the nature and consequences of any event of default under the member agreement occurring during the period

                   - No events of default occurred during the reporting period.


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                                S I G N A T U R E


        As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Public Service Company of Oklahoma has duly caused this report to be signed on its behalf on this 21th day of August 1997.

                                          Public Service Company of Oklahoma

                                          /s/    R. Russell Davis
                                          R. Russell Davis
                                          Controller and Chief
                                          Accounting Officer